FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 473th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 22-23, 2009

2.	Summary of Minutes of the 97th Meeting of the Board of Directors, Cemig Distribuição S.A., December 22-23, 2009

3.	Summary of Minutes of the 474th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 30, 2009

4.	Summary of Minutes of the 98th Meeting of the Board of Directors, Cemig Distribuição S.A., December 30, 2009

5.	Summary of Minutes of the 476th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, February 23, 2010

6.	Summary of Principal Decisions of the 100th Meeting of the Board of Directors, Cemig Distribuição S.A., February 23, 2010

7.	Summary of Principal Decisions of the 106th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., February 23, 2010

8.	Summary of Principal Decisions of the 477th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, February 25, 2010

9.	Market Announcement, Start of Public Distribution of Non-Convertible, Unsecured Debentures of Cemig Geração e Transmissão S.A., Cemig Geração e Transmissão S.A., March 3, 2010

10.	Market Announcement, Notice of Redemption of Commercial Promissory Notes of the Third Issue, Cemig Geração e Transmissão S.A., March 3, 2010

11.	Summary of Principal Decisions of the 478th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 3, 2010

12.	Summary of Principal Decisions of the 101st Meeting of the Board of Directors, Cemig Distribuição S.A., March 3, 2010

13.	Summary of Principal Decisions of the 107th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 3, 2010

14.	Market Announcement, Notice of Completion of Public Distribution of Non-Convertible Unsecured Debentures, Cemig Geração e Transmissão S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Marco Antonio Rodrigues da Cunha
Name:	Marco Antonio Rodrigues da Cunha
Title:	Acting Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date:  March 12, 2010

1.                                       Summary of Minutes of the 473th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 22-23, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 473RD MEETING

Date, time and place:			Opened December 22, 2009, at 3.30 p.m., and closed December 23, 2009 at 11.00 a.m., at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:			Chairman:	Sergio Alair Barroso;
			Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II	The Board approved:

	(a)	The Annual Budget for 2010.

	(b)	The minutes of this meeting.

III	The Board authorized:

	(a)	Signing of:

–

Credit Line Financing Contract Nº 09.2.1356.1, between EATE – Empresa Amazonense de Transmissão de Energia S.A. and the Brazilian Development Bank (BNDES), with Cemig and Alupar Investimento S.A. as consenting parties; and

–

the Amendment to the Contract for Administration of Accounts and Other Matters, between EATE and Banco Itaú S.A., with the BNDES as consenting party, for operation of the Attachment of Credit Receivables granted by EATE in favor of the BNDES, on an irrevocable basis and until final settlement of all the obligations assumed in Credit Line Financing Contract Nº 09.2.1356.1.

	(b)	Signing, with Andrade Gutierrez Concessões S.A. (AGC), of the Share Purchase Agreement for acquisition of 13.03% of the voting stock of Light S.A. (Light);

appointment of a third party to acquire the Residual Shares, such third party being related or not to Cemig, provided that, in the terms and conditions of the Agreement, the obligations of the third-party purchaser are fully guaranteed by Cemig;

partial or total assignment of the Agreement and its rights and obligations to any of its affiliated companies or to any entity whether or not controlled by Cemig;

constitution of a Special-purpose Company (SPC), in association with an Equity Investment Fund (FIP), in which the holding of Cemig will be limited to 50 per cent less one share, and transfer to the SPC, as injection of capital, of the shares in Light acquired by AGC.

IV	The Board re-ratified Board Spending Decision (CRCA) 080/2007, dealing with the balance of debt of AGC to Cemig arising from the Light Generation Option, the other terms of that CRCA being unchanged.

V	The following spoke on general matters and business of interest to the Company:

The Vice-chairman:
Board members:	Evandro Veiga Negrão de Lima, Maria Estela Kubitschek Lopes,	Cezar Manoel de Medeiros.
The following were present:

Board members:	Sergio Alair Barroso, Adriano Magalhães Chaves, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Evandro Veiga Negrão de Lima,	Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna, Maria Estela Kubitschek Lopes, Cezar Manoel de Medeiros, Lauro Sérgio Vasconcelos David;
CEO and Vice-chairman:	Djalma Bastos de Morais;
Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

2.                                                       Summary of Minutes of the 97th Meeting of the Board of Directors, Cemig Distribuição S.A., December 22-23, 2009

CEMIG DISTRIBUIÇÃO S.A.

CNPJ 06.981.180/0001-16 — NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 97TH MEETING

Date, time and place:		Opened December 22, 2009, at 5.30 p.m., and closed December 23, 2009, at 12 p.m., at the company’s head office, Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:		Chairman:	Sergio Alair Barroso;
		Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II	The Board approved:

	(a)	The Annual Budget for 2010.

	(b)	The minutes of this meeting.

III	The Board authorized:

(a)

Opening of Administrative Proceedings for Exemption from Tender, and direct contracting of the Brazilian Postal Service (EBCT) for provision of collection, transport and home distribution services, throughout Brazil, of Electricity Consumption Invoices, Disconnection Notices, Debit and Repeat Debit Notices, and other Notices relating to supply of electricity, with maximum weight of 20 grams, posted as simple letters, with option of Registration and Personal Advice of Receipt, indication of special franking, and Sedex courier delivery service for Special Delivery of Electricity Consumption Invoices throughout Brazil, for a period of 12 months, able to be extended for up to 60 months upon signature of an Amendment.

(b)

Opening of Administrative Tender Proceedings for, and contracting of, administrative collection services, comprising the activities of collection by correspondence, telephone, in-situ visits and prescheduled visits, in Cemig D’s concession area, for a period of 12 months, able to be extended, upon signing of amendments, for up to 24 months, with a maximum limit of 36 months, the payments to the contractor being conditional upon the success of collections.

IV	The Board delegated to the Executive Board, until March 31, 2010, the competency to authorize:

	(a)	Signing, after statement of position by the Energy Risks Management Committee, of Contracts for Sale of Electricity which have, individually, amounts of fourteen million

Reais or more; and of Amendments, Contractual Rescissions, Service Provision Contracts and Contracts for Constitution of Guarantees and Counter-guarantees associated with them; and of the other instruments necessary for their implementation, of any value, subject to the rules established in the contract, including when they are entered into between the Company and any one of its stockholders or companies that are their controlling stockholders, whether directly controlled or under joint control.

(b)

Contracts for Supply of Electricity and Reserve of Demand, Purchase of Regulated Electricity, Use of the Distribution System, Connection to the Distribution System, Use of the Transmission System, with the National Electricity System Operator, and Terms of Agreement with clients for execution of works in the electricity distribution system with a value of fourteen million Reais or more;

and respective Additions and Terms of Rescission, including cases where they are entered into between Cemig D and any of its stockholders or companies that are their controlling stockholders, whether directly controlled or under joint control, of any value

		–	the Board of Directors to be advised, in the meeting following the approval, of such instruments as are approved by the Executive Board.

The Executive Board may authorize powers to the Superintendent of Corporate Client Prospecting and Commercial Relationships, to represent the Company, jointly with the managers of that Superintendent’s Department, in the signing of the instruments above referred to with clients served by that Superintendent’s Department.

V	The following spoke on general matters and business of interest to the Company:

The Chairman:
The Vice-chairman:
	Board members:		Evandro Veiga Negrão de Lima.

The following were present:

Board members:	Sergio Alair Barroso, Adriano Magalhães Chaves, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Evandro Veiga Negrão de Lima,	Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna, Maria Estela Kubitschek Lopes, Cezar Manoel de Medeiros, Lauro Sérgio Vasconcelos David;
CEO and Vice-chairman:	Djalma Bastos de Morais;
Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

3.                                                       Summary of Minutes of the 474th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 30, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 - NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 474th MEETING

Date, time and place:		December 30, 2009, at 10 a.m., at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:		Chairman:	Sergio Alair Barroso;
		Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II	The Board approved The minutes of this meeting.

III	The Board authorized:

(a)

Signing, with Fundo de Investimento em Participações PCP (FIP PCP), and Equatorial Energia S.A. (Equatorial) as consenting party, of a Share Purchase Agreement for acquisition of between 53.51% and 55.41% of FIP PCP’s holding in the voting and total shares of a company (Newco) to be constituted as a result of the split of Equatorial, which will hold, solely, the total interest held, indirectly, by Equatorial in Light S.A. (Light) – equivalent approximately to between 6.97% and 7.22% of the voting and total stock of Light.

(b)

Signing, by the present members of the controlling stockholder group of Light, of a new Stockholders’ Agreement, that will basically reflect the same rights and obligations as the present Stockholders’ Agreement of Rio Minas Energia Participações S.A. (RME), taking into account the process of split, currently in porgress, of RME, the controlling stockholder of Light, followed by absorption of the separated parts by their present stockholders or successors.

(c)

Assignment, by Cemig, of the obligations and rights specified in the Share Purchase Agreement to a Special-purpose Company, to be constituted in association with a pension fund or financial institution, in with the interest of Cemig would be limited to 50% less one share and which will then, directly or indirectly, hold the shares of Light that are the subject of this decision.

(d)

Signing, by Cemig, PCP, Equatorial and Andrade Gutierrez Concessões S.A. (AGC), of a Private Instrument of Consent and Waiver, in which the parties give mutual consent to the transactions specified in the Share Purchase Agreement mentioned above and in the Share Purchase Agreement to be signed between Cemig and AGC, for the purchase of the shares in Light held by AGC, the signatories waiving their respective rights of first refusal, preference, joint sale, call or put options or any other rights specified in the Stockholders’ Agreement of RME or in the Stockholders’ Agreement of Light.

IV	The following spoke on general matters and business of interest to the Company:

The Chairman:
	Board members:	Evandro Veiga Negrão de Lima,	Adriano Magalhães Chaves;
	Chief Officer	Luiz Fernando Rolla.

The following were present:

Board members:	Sergio Alair Barroso, Arcângelo Eustáquio Torres Queiroz, Adriano Magalhães Chaves, Antônio Adriano Silva, Evandro Veiga Negrão de Lima,	Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna, Maria Estela Kubitschek Lopes, Cezar Manoel de Medeiros;
CEO and Vice-chairman:	Djalma Bastos de Morais;
Chief Officer:	Luiz Fernando Rolla;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

4.                                                       Summary of Minutes of the 98th Meeting of the Board of Directors, Cemig Distribuição S.A., December 30, 2009

CEMIG DISTRIBUIÇÃO S.A.

CNPJ 06.981.180/0001-16 — NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 98TH MEETING

Date, time and place:		December 30, 2009, at 11.00 a.m., at the company’s head office, Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:		Chairman:	Sergio Alair Barroso;
		Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II	The Board approved:

	(a)	Project 2329/09 – Light for Everyone, Phase III.

	(b)	The minutes of this meeting.

III	The Board authorized:

(a)

Analysis and creation of a contractual clause for retail supply, enabling Cemig D to have flexibility in the number of connections to be executed in the Light for Everyone Program Phase III, in respect of aspects such as unit cost, the maximum limit of which should be that approved by Senior Management, and the number of connections, which should be flexible and appropriate to the real capacity for execution of the Program over the year of 2010, considering the multiple factors that could become obstacles to such execution.

(b)

Opening of the respective Tender Proceedings, conditional upon such purchasers and/or contracting of services having being made as are necessary for execution of this phase of the said Program, and also upon contracting of all the funding sources from the Federal Government and the State Government.

IV	The following spoke on general matters and business of interest to the Company:

The Vice Chairman:
	Board members:	Evandro Veiga Negrão de Lima.

The following were present:

Board members:	Sergio Alair Barroso, Adriano Magalhães Chaves, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Evandro Veiga Negrão de Lima,	Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna, Maria Estela Kubitschek Lopes, Cezar Manoel de Medeiros;
CEO and Vice-chairman:	Djalma Bastos de Morais;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

5.                                                       Summary of Minutes of the 476th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, February 23, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 476TH MEETING

Date, time and place:	February 23, 2010, at 9.00 a.m., at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                    Presentation: Occupational safety.

6.                                               Summary of Principal Decisions of the 100th Meeting of the Board of Directors, Cemig Distribuição S.A., February 23, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

Meeting of the Board of Directors:

SUMMARY OF PRINCIPAL DECISIONS

At its 100th meeting, held on February 23, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.	Contracting of user attendance services for canteens, office coffee service, meetings and sales, and supply of meals, snacks and coffees.

2.	Contracting of services for printing of electricity bills and other documents.

7.                                               Summary of Principal Decisions of the 106th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., February 23, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD MEETING

SUMMARY OF PRINCIPAL DECISIONS

At its 106th meeting, held on February 23, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

1.	Contracting of user attendance services for canteens, office coffee service, meetings and sales, and supply of meals, snacks and coffees.

2.	Acquisition of an asset.

8.                                               Summary of Principal Decisions of the 477th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, February 25, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

                CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 477th meeting, held on February 25, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

•	Association with a partner in a company for acquisition of holdings in Light S.A.

9.                                               Market Announcement, Start of Public Distribution of Non-Convertible, Unsecured Debentures of Cemig Geração e Transmissão S.A., Cemig Geração e Transmissão S.A., March 3, 2010

ANNOUNCEMENT OF START OF PUBLIC DISTRIBUTION OF NON-CONVERTIBLE,
UNSECURED DEBENTURES, OF THE SECOND ISSUE BY

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Registered with the CVM — CVM Nº: 02032-0

CNPJ/MF nº 06.981.176/0001-58 — NIRE 0623221310098

Av. Barbacena 1200, 12th floor, B1 Wing, Santo Agostinho

30190-131 Belo Horizonte, Minas Gerais, Brazil

ISIN Code of the First Series: BRCMGTDBS021

ISIN Code of the Second Series: BRCMGTDBS039

Risk rating: Aa.1.br — Moody’s Latin America

MANAGERS

BB — BANCO DE INVESTIMENTO S.A. IS THE LEAD MANAGER

CEMIG GERAÇÃO E TRANSMISSÃO S.A.(“the Issuer” or “the Company”), BB – BANCO DE INVESTIMENTO S.A. (“BB-BI” or “the Lead Manager”), CAIXA ECONÔMICA FEDERAL (“CAIXA”), HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. (“HSBC”), BANCO VOTORANTIM S.A. (“Votorantim”), BES INVESTIMENTO DO BRASIL S.A. – BANCO DE INVESTIMENTO (“BESI”) and BANCO BTG PACTUAL S.A., formerly named Banco UBS Pactual S.A. (“BTG Pactual”, and when referred to jointly with the Lead Manager, CAIXA, HSBC, Votorantim and BESI, “the Managers”), hereby announce to the public the commencement of the public distribution (“the Offering” or “the Issue”) of 270,000 (two hundred and seventy thousand) non-convertible, nominal, book-entry, unsecured debentures, in two series, comprising 156,600 (one hundred fifty six thousand six hundred) Debentures of the First Series (as defined below) and 113,400 (one hundred thirteen thousand four hundred) Debentures of the Second Series (as defined below), of the Issuer’s Second Issue, with nominal unit value of R$ 10,000.00 (ten thousand Reais) on the Issue Date (as defined below) (“the Debentures”), making a total value of

R$ 2,700,000,000.00

In this document, terms beginning with capital letters shall have the meanings attributed to them herein, even if subsequently to their use.

1. CORPORATE DECISIONS

The Issue was approved in meetings of the Board of Directors of the Company held on July 23, August 27 and December 1, 2009 (“the Board Meetings”), the minutes of which were duly filed with the Commercial Board of the State of Minas Gerais (“JUCEMG”) on September 3, September 8, and

December 23, 2009, under numbers 4189606, 4191508 and 4268369, respectively, and published on September 9, 2009 and January 15, 2010, in the Official Gazette of the State of Minas Gerais, and in the newspapers Valor Econômico – National Edition and O Tempo.  The meetings approved, among other characteristics of the Offering of Debentures, the maximum rate of the First Series and the maximum rate of the Second Series, and authorized the Executive Board of the Company to carry out all the acts necessary to execute the decisions contained therein, including the signing of the First Amendment to the Issue Deed which ratified the final rate to be used for calculation of the Remuneratory Interest of the First Series and the final rate to be used for calculation of the Remuneratory Interest of the Second Series, ascertained by the means of the Bookbuilding Procedure, and also the quantity of Debentures allocated to the first Series of the Issue and the quantity of Debentures allocated to the second series of the Issue.

2. ISSUE DEED

The Issue is governed by the “Private Deed of The Second Issue of Non-convertible, Unsecured Debentures of Cemig Geração e Transmissão S.A. in Two Series for Public Distribution”, entered into between the Issuer and Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A. (“the Fiduciary Agent”) on December 15, 2009 (“the Issue Deed”). The Issue Deed was duly registered with JUCEMG on December 23, 2009 under Nº ED.000.070-8/000, and in the Notaries’ Offices for Registry of Securities and Documents of Rio de Janeiro and Belo Horizonte. The Issue Deed was amended on February 24, 2010 by the “First Amendment to the Private Deed of The Second Issue of Non-convertible, Unsecured Debentures of Cemig Geração e Transmissão S.A. in Two Series for Public Distribution” (“the First Amendment to the Issue Deed”), to reflect the quantity and the remuneration of each one of the series of the Issue as set by the Procedure of Bookbuilding. The First Amendment to the Issue Deed was duly registered registrado with JUCEMG on February 25, 2010, under Nº ED.000.070-8/001.

3. INFORMATION ABOUT THE OFFERING

3.1. Bookbuilding Procedure

The Managers organized the procedure of collection of investment intentions with potential investors in the Offering, in the terms of Paragraphs 1 and 2 of Article 23, and Article 44, of CVM Instruction 400, of December 29, 2003, as amended, (“CVM Instruction 400”), without receipt of reservations, without minimum or maximum lots of debentures of the First Series nor of Debentures of the Second Series (“the Bookbuilding Procedure”). As a result of the Procedure of Bookbuilding, the quantity and the remuneration of each one of the series of the Issue was decided, as specified in items 3.4, 3.9 and 3.10 below.

3.2.    Number of the Issue

The Offering is the Issuer’s second issue of debentures for public distribution.

3.3. Total amount of the Issue

The total value of the Issue is R$ 2,700,000,000.00 (two billion, seven hundred million Reais).

3.4. Number of debentures

The Issue shall comprise 270,000 (two hundred and seventy thousand) Debentures, being 156,600 (one hundred fifty six thousand six hundred) debentures of the first series (“the Debentures of the First Series”) and 113,400 (one hundred thirteen thousand four hundred) debentures of the second series (“the Debentures of the Second Series”).

3.5. Nominal Unit Value

The nominal unit value of the Debentures is R$ 10,000,000.00 (ten million Reais) (“the Nominal Unit Value”), on the Issue Date.

3.6. Convertibility

The Debentures will not be convertible into shares.

3.7. Series

The Issue will be carried out in two series, and the quantity of Debentures per series was decided by the Procedure of Bookbuilding, as specified in item 3.1. The Issuer may not place the Debentures of the Second Series before all the Debentures of the First have been placed or the balance not placed has been cancelled, as specified in Article 59, Paragraph 3, of Law 6404 of December 15, 1976, as amended (“the Corporate Law”).  Subject to the express references to the Debentures of the First Series or to the Debentures of the Second Series, all references to “the Debentures” should be understood as references to the Debentures of the First Series and Debentures of the Second Series, jointly.

3.8. Type

The Debentures will be of the unsecured type.

3.9. Remuneration of the Debentures of the First Series

The Debentures of the First Series will be remunerated as follows.

I.                                         Monetary updating. The nominal Unit Value of the Debentures of the First Series will not be updated in monetary terms.

II.                                     Remuneratory Interest. Remuneratory Interest corresponding to the accumulated variation of the average daily values of the DI – Interbank Deposit – one-day, extragrupo rate shall be applied to the Nominal Unit Value of the Debentures of the First Series, in percentage form, calculated, and published daily by Cetip in the daily bulletin on its website (http://www.cetip.com.br) (“the DI Rate”), capitalized by a spread of 0.90% (nine tenths of one per cent) per year, on the basis of 252 (two hundred and fifty two) Business Days, from the Issue Date or from the date of payment of the Remuneration immediately prior to the date of the actual payment of the Debentures of the First Series (“the Remuneratory Interest on the First Series”), which will occur at the end of each Capitalization Period, as defined in Item 4.5.1 of the Issue Deed. The Remuneratory Interest of the First Series will be calculated by the regime of compound capitalization, pro rata temporis by Business Days and, subject to the periodicity specified in Item 3.11 below, shall be paid at the end of each Capitalization period, or on the date of early settlement resulting from early maturity of the Debentures by reason of the occurrence of one of the Default Events, subject to the formula contained in the Issue Deed.

3.10. Remuneration of the Debentures of the Second Series

The Debentures of the Second Series will be remunerated as follows.

I.                                         Monetary updating. The Nominal Unit Value of the Debentures of the Second Series or the Balance of the Nominal Unit Value of the Debentures of the Second Series, as the case may be, shall be updated, from the Issue Date, by the variation in the Expanded Consumer Price Index – IPCA (“the IPCA”), calculated and published by the Brazilian Geography and Statistics Institute – IBGE (“the IBGE” and “the Updating of the Second Series”, respectively), the result of the Updating of the Second Series being automatically incorporated into the Nominal Unit Value or into the Balance of the Nominal Unit Value, as the case may be, of the Debentures of the Second Series. The Updating of the Second Series shall be paid with the frequency specified in Item 3.13 below, or on the date of the early settlement resulting from early maturity of the Debentures by reason of the occurrence of one of the Default Events, subject to the formula contained in the Issue Deed.

II.                                     Remuneratory Interest. The Debentures of the Second Series shall be entitled to remuneratory interest of 7.6796% (seven point six seven nine six per cent)( per year (“the Remuneratory Interest of the Second Series” and, when referred to jointly with the updating of the Second Series, “the Remuneration of the Second Series”). The rate used for calculation of the Remuneratory Interest on the Second Series shall apply to the Nominal Unit Value of the Debentures of the Second Series or to the Balance of the Nominal Unit Value of the Debentures of the Second Series, updated as stipulated above, calculated by Business Days elapsed, on the basis of a year of 252 (two hundred and fifty two) Business Days, from the Issue Date, and subject to the frequency specified in Item 3.11 below, paid at the end of each Capitalization Period or on the date of early settlement resulting from early maturity of the Debentures by reason of the occurrence of one of the Default Events, calculated by the regime of compound capitalization pro rata temporis by Business Days, obeying the formula contained in the Issue Deed.

3.11. Payment of the Remuneratory Interest of the First Series and of the Remuneratory Interest of the Second Series

The payment of the Remuneratory Interest of the First Series will be made annually, as from the Issue Date, on the fifteenth of January of each year, the first payment being payable on January 15, 2011 and the last payment on January 15, 2012, which is the Maturity Date of the First Series, as defined below (each of those dates being referred to as a “Payment Date of the Remuneratory Interest of the First Series”).

The payment of the Remuneratory Interest of the Second Series will be made annually, as from the Issue Date, on the 15th of January of each year, the first payment being payable on January 15, 2011 and the last payment on January 15, 2012, which is the Maturity Date of the Second Series, as defined below, each of those dates being referred to as a “Payment Date of the Remuneratory Interest of the Second Series”).

3.12. Guarantee

The Debentures of this Issue and the obligations assumed by the Issuer under the Issue Deed are guaranteed by a guarantee given by Companhia Energética de Minas Gerais – Cemig (“the Guarantor”) which gives this guarantee as joint debtor and principal payer of all the obligations arising from the Issue Deed until their final settlement, with express waiver of the benefits provided by Articles 366, 827, 830, 834, 835, 837, 838 and 839 of Law 10406 of January 10, 2002, as amended (“the Civil Code”), and Articles 77 and 595 of Law 5869 of January 11, 1973, as amended (“the Code of Civil Procedure”) for the obligations assumed in the Issue Deed.

The Guarantor will be subrogated in the rights of the Holders of Debentures of the First Series and/or in the rights of the Holders of Debentures of the Second Series, as the case may be, if it comes to honor, totally or partially, the Guarantee that is the subject of this item.

3.13. Amortization

The full amortization of the Nominal Unit Value of the Debentures of the First Series shall be made in a single payment, on the Maturity Date of the First Series.

The Nominal Unit Value of the Debentures of the Second Series will be amortized in three annual installments, each one of them monetarily adjusted by the accumulated variation in the IPCA from the Issue Date, the first with maturity on January 15, 2013, the second with maturity on January 15, 2014 and the last with maturity on January 15, 2015 (“the Amortization Dates of the Debentures of the Second Series”), as per this table:

Amortization Dates	Fraction of the Nominal Unit Value to be Amortized
January 15, 2013	33.00%
January 15, 2014	33.00%
January 15, 2015	34.00%

3.14. Issue Date

For all purposes and effects, the date of issue of the Debentures will be January 15, 2010 (“the Issue Date”).

3.15. Period and form of subscription and paying-up

The Debentures may, subject to the provisions of Paragraph 3 of Article 59 of the Corporate Law, be subscribed at any time, within the Placement Period (as defined below), and with paying-up at sight, simultaneously with subscription (“the Paying-up Date”), in Brazilian currency, in accordance with the rules for settlement and procedures of Cetip.

3.16. Subscription price

The Debentures of the First Series shall be subscribed and paid up, in the primary market, for their Nominal Unit Value, plus the Remuneratory Interest of the First Series, calculated pro rata temporis, from the Issue Date up to the Paying-up Date, in accordance with item 3.9 above.

The Debentures of the Second Series shall be subscribed and paid up, in the primary market, for their Nominal Unit Value, plus the Remuneratory Interest of the Second Series, calculated pro rata temporis, from the Issue Date up to the Paying-up Date, in accordance with item 3.9 above.

If, by the date of subscription and paying-up of the Debentures of the Second Series the IPCA index for the immediately preceding month has not been published, the latest projection of the IPCA, as agreed by the Macroeconomic Monitoring Committee of Andima – the Brazilian Association of Financial Market Institutions (“Andima”) shall be used for calculation of the updated Nominal Unit Value of the Debentures of the Second Series, or, in the absence of this Andima projection, the last prior officially published IPCA, and no financial compensation shall be payable between the Issuer and the holders of the debentures of the Second Series when the IPCA that would have been applicable is published.

3.17. Placement Period

The period of placement of the Debentures shall be up to 15 Business Days, from the date of publication of this Commencement Announcement, subject to the other provisions contained herein, and also those contained in the “Contract for Public Distribution, Under the Firm Guarantee of Placement Regime, of Non-convertible, Unsecured Debentures in Two Series of the Second Issue by Cemig Geração e Transmissão S.A.”), signed on December 15, 2009 between the Company, the Lead Manager,  CAIXA, HSBC, Votorantim, BESI and BTG Pactual (“the Distribution Contract”), as amended on January 28, 2010.

3.18.         Renegotiation

There will be no renegotiation of the Debentures.

3.19. Type and form

The Debentures shall be nominal and of the book-entry type, without issuance of deposits or certificates.

3.20. Debenture Certificates

The issue will not issue Debenture certificates. For all purposes of law, ownership of the Debentures shall be proven by the statement issued by the Depositary Institution. Additionally, the statement, in the name of the Debenture holder, issued by Cetip at the time of their deposit in the SND, will be recognized as proof of ownership of the Debentures. For the Debentures deposited at the BM&FBovespa, the BM&FBovespa shall issue a statement of custody in the name of the debenture holder.

3.21. Mandated Bank and Depositary Institution

The mandated bank and depositary institution of the Debentures is Banco Bradesco S.A., a financial institution with head office in the City of Osasco, São Paulo State, at Cidade de Deus, s/nº, Vila Yara, registered in the CNPJ/MF under No.60.746.948/0001-12 (“the Mandated Bank” or “the Depositary Institution”, and this definition includes any such other institution as may come to succeed the Mandated Bank in the provision of the services specified in this item).

3.22. Fiduciary Agent

Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., with head office in the City of Rio de Janeiro, Rio de Janeiro State, at Avenida das Américas 500, Barra da Tijuca, registered in the CNPJ/MF under No. 36.113.876/0001-91, will act as the fiduciary agent of the Debentures, in the terms of the Issue Deed.

3.23. Use of proceeds

The net proceeds obtained by the Issuer through the paying-up of the Debentures will be applied in full for redemption of the 270 (two hundred and seventy) Commercial Promissory Notes of the Issuer’s Third Series, with nominal unit value of R$ 10,000,000.00 (ten million Reais), issued on October 30, 2009,  with remuneratory interest corresponding to 113% (one hundred and thirteen per cent) of the average DI Interbank Deposit, over extragrupo rate for one day, expressed in percentage form per year, on the basis of 252 (two hundred and fifty two) Business Days, calculated and published daily by Cetip, which were the subject of public distribution and which mature on April 28, 2010.

3.24. Optional early redemption

There will be no Optional Early Redemption.

3.25. Tenor and Maturity Date:

The Debentures of the First Series shall have tenor of 2 (two) years from the Issue Date, with maturity on January 15, 2012 (“the Maturity Date of the First Series”). The Debentures of the Second Series shall have a period of maturity of 5 (five) years from the Issue Date, with maturity on January 15, 2015 (“the Maturity Date of the Second Series”). On the respective Maturity Date of the First Series and on the respective Maturity Date of the Second Series, the Issuer undertakes to settle such Debentures of the First Series and such Debentures of the Second Series, respectively, as are in circulation. Settlement of the Debentures herein referred to shall be carried out by the Issuer, for the Nominal Unit value of the Debentures, or the Balance of the Nominal Unit Value of the Debentures of the Second Series in the case of the Debentures of the Second Series, plus the Remuneratory Interest of the First Series and the Remuneratory Interest of the Second Series, as the case may be, calculated pro rata temporis from the date of the immediately prior payment of the respective remuneration payable under the Debentures.

3.26. Optional acquisition

The Issuer may, at any time, acquire Debentures in Circulation (as defined below) subject to the provision in Paragraph 2 of Article 55 of the Corporate Law. The Debentures acquired by the Issuer may be cancelled, remain in the Issuer’s treasury, or be placed again in the market. The Debentures acquired by the Issuer to be held in Treasury under this item, if and when again placed on the market, shall be entitled to the same remuneration as the other Debentures of the First Series in Circulation or of the other Debentures of the Second Series in Circulation, as applicable.

3.27. Early Maturity Events:

3.27.1. The following events shall be “Default Events”, resulting in the early maturity of the Debentures that are the subject of the Offering and, subject to the provisions of items 3.27.1.1 and 3.27.2 below, immediate demandability of payment, by the Issuer, of the Nominal Unit Value of each Debenture, duly updated (as applicable), plus the Remuneratory Interest of the First Series and the Remuneratory Interest of the Second Series (as the case may be) calculated pro rata temporis, from the Issue Date or from the immediately preceding Date of Payment of the Remuneratory Interest of the First Series or the immediately preceding Date of Payment of the Remuneratory Interest of the Second Series, up to the date of actual payment, as well as the other charges payable under the Issue Deed, by letter delivered with advice of receipt or letter posted with advice of receipt addressed to the head office of the Issuer and/or of the Guarantor:

a)

Declaration of bankruptcy, dissolution and/or liquidation of the Issuer and/or of the Guarantor, or application for Judicial Recovery or out-of-court reorganization or bankruptcy made by the Issuer and/or by the Guarantor; or any analogous event that characterizes a state of insolvency of the Issuer and/or the Guarantor, in accordance with the applicable legislation.

b)	Non-compliance by the Issuer and/or the Guarantor with any pecuniary obligation related to the Debentures.

c)

Early redemption of any pecuniary obligation of the Issuer and/or of the Guarantor arising from default on an obligation to pay any individual or aggregate amount greater than R$ 50,000.000.00 (fifty million Reais) or its equivalent in other currencies, whether or not due to contractual non-compliance.

d)

Termination, for any reason, of any of the concession contracts to which the Issuer and/or the Guarantor is a party and which separately or jointly represent an amount equal to 30% (thirty per cent) or more of the net operational revenue of the Issuer and/or of the Guarantor, as the case may be, stated in its/their last prior financial statements at the time, and in the case of the Guarantor this percentage shall be calculated in relation to the Guarantor’s consolidated result.

e)

Legitimate protest of securities against the Issuer and/or against the Guarantor, in a global amount exceeding R$ 50,000,000.00 (fifty million Reais) or its equivalent in other currencies, unless made in error or bad faith of a third party validly proven by the Issuer and/or by the Guarantor, as the case may be, or unless suspended or cancelled or if guarantees are given in court, in any case, within a maximum of 30 (thirty) calendar days from the date on which a written notice sent by the Fiduciary Agent to the Issuer is received.

f)

Non-compliance by the Issuer and/or by the Guarantor, as the case may be, with any non-pecuniary obligation specified in the Issue Deed, not cured within 30 (thirty) calendar days from the date on which the written notice sent by the Fiduciary Agent to the issuer is received.

g)

If the Issuer and/or the Guarantor, as the case may be, omits to pay, on the maturity date, or does not take the legal and/or judicial measures required for non-payment, of any debt or any other obligation payable by the Issuer and/or the Guarantor, as the case may be, under any agreement or contract to which it is a party as a borrower or guarantor, involving an amount of R$ 50,000,000.00 (fifty million Reais) or more or its equivalent in other currencies; and/or:

h)

Privatization, merger, liquidation, dissolution, extinction, split and/or any other form of stockholding reorganization that results in reduction of the registered capital of the Issuer or the Guarantor, unless by order of a Court.

3.27.1.1. For the purposes of sub-item (h) above, privatization is defined as an event in which: (i) the Guarantor, the present direct controlling stockholder of the Issuer, ceases directly or indirectly to hold the equivalent of, at least, 50% (fifty percent) plus one share of the total of the shares representing the Issuer’s voting stock; and/or (ii) the Government of the State of Minas Gerais, currently controlling stockholder of the Guarantor, ceases directly or indirectly to hold the equivalent of, at least, 50% (fifty per cent) plus one share of the total of the shares representing the voting capital of the Guarantor.

3.27.2.  If any of the Default Events specified in Sub-items (a), (b) or (c) of item 3.27.1 above occurs, maturity of the Debentures shall take place automatically, independently of advice or notification, in the courts or otherwise, save that the Fiduciary Agent must immediately send written notice to the Issuer informing it of such event.

3.27.3.  In any other event than those specified in item 3.27.2 above, a General Meeting of Debenture Holders must be called, within 48 (forty-eight) hours of the date on which any of the holders of the debentures becomes aware of the event, to decide on non-declaration of early maturity of the Debentures, which shall be decided by debenture holder representing at least 2/3 (two-thirds) of the Debentures in circulation of the Issuer.

3.27.4. Subject to the provisions above and in the other documents of the Issue, in the event of early maturity of the Debentures, the Issuer undertakes to redeem the debentures in their entirety, and subsequently cancel them, undertaking to pay the Nominal Unit value of the Debentures in Circulation, plus the Remuneration calculated pro rata temporis from the Issue Date, and any other charges that may be owed by the Issuer under the terms of the Debentures, in up to 3 (three) Business Days from receipt, by the Issuer, of the written communication referred to in the head paragraph of item 3.27.2 of this Commencement Announcement, on penalty, if it does not do so, of being obliged, further, to pay the arrears charges specified in item 3.35 of this Commencement Announcement.

3.28. Liquidity and stabilization

No fund shall be constituted for maintenance of liquidity, nor shall any contract be signed to guarantee liquidity or stabilization of the price of the Debentures.

3.29. Amortization fund

No amortization fund shall be constituted for this Issue.

3.30. Placement Regime

The Managers shall carry out the public placement of the Debentures under the regime of firm guarantee of subscription, subject to the terms of the Distribution Contract.

3.31. Registry of distribution and trading

The Debentures will be Registered for (a) distribution in the primary market through the SDT – Securities Distribution Module (“SDT”), managed and operated by Cetip, with distribution and trading settled and the Debentures held in custody by Cetip; and (b) trading in the secondary market through (i) the SND – National Debentures Module (“SND”), managed and operated by Cetip, with trades settled and the Debentures held in custody by Cetip; and (ii) the BovespaFix system (“BovespaFix”), managed by BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (“BM&FBovespa”), with trades settled and the Debentures held in custody by BM&FBovespa.

3.32. Place of payment

Payments to which the Debentures are entitled shall be made on the dates indicated in this Commencement Announcement, using: (i) the procedures adopted by Cetip, for the Debentures registered in the SND; (ii) the procedures adopted by BM&FBovespa, for the Debentures registered in the BovespaFix; and/or (iii) the procedures adopted by the Mandated Bank, for holders of Debentures that are not linked to Cetip or BM&FBovespa, as the case may be.

3.33. Arrears charges

If there is non-punctuality in the payment of any amount payable to the holders of the Debentures, the debits in arrears shall be subject to: (a) contractual arrears interest, irreducible and of a non-compensatory nature, of 2% (two per cent) on the amount due and unpaid; and (b) non-compensatory arrears interest calculated at the rate of 1% (one per cent) per month on the amount due and unpaid, updated in monetary terms by the variation of the IPCA, published by the IBGE, except in the case of the accumulated variation of the IPCA resulting in a negative value. The charges for arrears hereby established shall apply from the actual non-compliance with the respective obligation up to the date of its actual payment, independently of advice, notice or any such action in the courts or otherwise.

3.34. Expiry of the rights to the additional amounts

Without prejudice to item 3.33 above, if the Debenture holder does not come forward to receive the amount corresponding to any of the pecuniary obligations payable by the Issuer, on the date specified in the Issue Deed, or in any public notice by the Issuer, this shall not give such holder the right to receipt of any additional remuneration and/or arrears charges in the period relating to the delay in receipt, but the rights acquired up to the date of the respective maturity shall remain guaranteed for such Debenture holder.

3.35. Immunity of the Debenture holders

If any debenture holder enjoys any type of tax immunity or exemption, such holder must send documentation proving this tax immunity or exemption to the Mandated Bank and to the Issuer by 10 (ten) Business Days prior to the date specified for receipt of amounts relating to the Debentures, and if the Debenture holder does not send the said documentation, the Issuer shall make the retentions of tax specified by law.

3.36. Advertising

All acts and decisions that are taken arising from this Issue which, in any manner, come to involve interests of the debenture holders, must obligatorily be communicated in the form of notices, and published in the newspaper “Valor Econômico — National Edition”, and shall also be published on the Issuer’s Internet page (http://cemig.infoinvest.com.br/ptb/s-45-ptb.html).

3.37. Target public

The target public of the Offering comprises investors resident, domiciled or with head office in Brazil, including investment clubs, investment funds, managed portfolios, entities that are managers of third party funds registered with the CVM, entities authorized to function by the Brazilian Central Bank, condominiums for investment in portfolios of securities registered with the CVM and/or the  BM&FBovespa, pension funds, open or closed supplementary pension plan or annuity entities, and insurance companies, and also investors considered to be institutional or qualified, under CVM Instruction 409 of August 18, 2004, as amended, taking into account at all times the risk profile of the parties to which the Offering is directed.

3.38. Inappropriateness of the Offering:

The Debentures are not appropriate for investors that: (i) require liquidity, in view of the possibility of trading in the Debentures in the secondary market being small or non-existent; (ii) are not disposed to run the credit risk of a company of the electricity sector; and/or (iii) do not have the capacity to understand and assume the risks inherent to investment in the Debentures.  Investors should read the “Risk Factors” section of the final prospectus (“the Final Prospectus”).

3.39. Extension of periods

The periods relating to payment of any obligation relative to the Debentures shall be considered extended to the next subsequent Business Day, if the maturity coincides with the date on which there is not a normal commercial working day or bank working day in the location of payment of the Debentures, without any increase in the amounts payable, except in cases where the payments are to be made by Cetip or by BM&FBovespa, in which case the extension shall take place only when the date of payment coincides with a national holiday, a Saturday or a Sunday.

3.40. Proof of limits

The Issue complies with the limits specified in Article 60 of the Corporate Law, considering that the registered capital of the Issuer, on the Issue Date, is R$ 3,296,785,358.90 (three billion two hundred and ninety six million seven hundred and eighty five thousand three hundred and fifty eight Reais and ninety centavos).

4. DISTRIBUTION PROCEDURE

4.1.                The Debentures shall be the subject of public distribution, under the firm guarantee of placement regime, in the terms of the Distribution Contract, with intermediation by the Managers, through the SDT, administered and operated by Cetip, using the procedure specified in Paragraph 3 of Article 33 of CVM Instruction 400, according to a distribution plan prepared by the Managers, which shall take into consideration its relationships with clients and other aspects of a commercial nature, and also the strategies of the Managers and of the Issuer, subject to the terms and conditions defined in the Distribution Contract.

4.2.                  In preparing the distribution plan, the Managers shall, additionally, ensure the appropriateness of the investment to the risk profile of their clients, fair and equitable treatment to the investors, and also that the sales representatives of the institutions participating in the distribution consortium receive, in advance, a copy of the preliminary prospectus and the Final Prospectus for obligatory reading and that any doubts they may have are explained by a person designated by the Lead Manager, in the terms of Paragraph 3, Sub-items I, II and III, of Article 33 of CVM Instruction 400.

4.3.                There shall be no increase in the quantity of Debentures within the scope of the Offering, either through an additional lot (in terms of Paragraph 2 of Article 14 of CVM Instruction 400), or through a supplementary lot (in the terms of Article 24 of CVM Instruction 400).

5. RISK RATING

The agency Moody’s America Latina was contracted, and attributed the risk rating Aa.1.br to the Debentures of this Offering.

6. FINAL PROSPECTUS

The Final Prospectus is available at the following addresses and Internet pages:

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Avenida Barbacena 1200, 1st floor, A1 Wing,

301909-131 Belo Horizonte, Minas Gerais

Website: http://cemig.infoinvest.com.br/ptb/s-45-ptb.html

BB – BANCO DE INVESTIMENTO S.A.

Rua Senador Dantas 105, 36th floor, Centro

20031-923 Rio de Janeiro – Rio de Janeiro State

Website: http://www.bb.com.br/ofertapublica – select the item Other Prospectuses.

CAIXA ECONÔMICA FEDERAL

Avenida Paulista 2300, 12th Floor, Cerqueira César,

01310-300 São Paulo, São Paulo State

Website: http://www.caixa.gov.br/download/index.asp – Select the item Capital Markets – Current Offerings – sub-item CEMIG Geração e Transmissão – 2nd Debenture Issue – 2009

HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

Avenida Brigadeiro Faria Lima 3064, 4th floor,

01451-000 São Paulo, São Paulo State

Website: http://www.hsbc.com.br/1/2/portal/pt/para-sua-empresa/investimento/operacoes-especiais/operacoes-especiais-mais-informacoes – Select CEMIG – Generation and Transmission – Prospectus of the 2nd Debenture Issue

BANCO VOTORANTIM S.A.

Avenida das Nações Unidas 14171, 18th floor, Torre A,

04794-000 São Paulo, São Paulo State

Website: http://www.bancovotorantim.com.br/ofertaspublicas

BES INVESTIMENTO DO BRASIL S.A. – BANCO DE INVESTIMENTO

Avenida Brigadeiro Faria Lima 3729, 6th floor, Itaim Bibi,

04538-905 São Paulo, São Paulo State

Website: http://www.besinvestimento.com.br/emissoes

BANCO BTG PACTUAL S.A.

Avenida Brigadeiro Faria Lima 3729, 9th floor,

04538-133 São Paulo, São Paulo State

Website: http://www.btgpactual.com/home/ib/pt/capitalmarkets.aspx

Cetip S.A. - Organized Over-the-counter Market in Assets and Derivatives

Rua Líbero Badaró 425, 24th floor,

01009-000 São Paulo, São Paulo State

Website: http://www.cetip.com.br

BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros

Rua XV de Novembro 275,

01013-001 São Paulo, São Paulo State

Website: http://www.bmfbovespa.com.br

CVM - Comissão de Valores Mobiliários

Rua Sete de Setembro 111, 5th floor,

20050-901 Rio de Janeiro, Rio de Janeiro State

Website: http://www.cvm.gov.br

7. DEFINITIONS

Without prejudice to other definitions contained in this Commencement Announcement, for the purposes of the Offering, the following definitions, in the singular or in the plural, will be applied:

I.                                         “Business Day”: any day, other than Saturdays, Sundays and national holidays.

II.                                     “Capitalization Period”: (a) for the Debentures of the First Series, an interval of time beginning on the Issue Date, in the case of the first Capitalization Period, or on the immediately preceding Date of Payment of the Remuneratory Interest of the First Series, in the case of the other Capitalization Periods, and ending on the next Payment Date of the Remuneratory Interest of the First Series; and (b) for the Debentures of the Second Series, an interval of time beginning on the Issue Date, in the case of the first Capitalization Period, or on the immediately preceding Payment Date of the Remuneratory Interest of the Second Series, in the case of the other Capitalization Periods, and ending on the next Payment Date of the Remuneratory Interest of the Second Series

III.                                 “Debentures of the First Series in Circulation” and/or “Debentures of the Second Series in Circulation” (jointly, “the Debentures in Circulation”): all the Debentures of the First Series or Debentures of the Second Series, respectively, subscribed and not redeemed, excluding those Dimensions which are: (a) held in Treasury by the Issuer; or (b) owned by (i) companies that are (direct or indirect) subsidiaries of the Issuer, (ii) companies that are parent companies (or of the controlling group) of the Issuer, and (iii) managers of the Issuer, including but not limited to persons directly or indirectly related to any of the persons previously mentioned.

IV.                                “Holders of Debentures of the First Series” and/or “Holders of Debentures of the Second Series” (jointly, “the Debenture Holders”): the community of debenture holders that subscribe and acquire the Debentures of the First Series and/or the Debentures of the Second Series.

V.                                    “Balance of Nominal Unit Value of the Debentures of the Second Series”: the Nominal Unit Value of the Debentures of the Second Series remaining after the monetary updating at each Amortization Date of the Second Series.

8. ADDITIONAL INFORMATION

For further information on the Offering and the Debentures, interested parties should visit the head office of the Managers, or, further, the CVM, Cetip or the head office of the Issuer, at the addresses indicated in Item 6 above.

9. REGISTRY WITH THE CVM

The public distribution of the Debentures of the First Series was duly registered at the CVM on March 02, 2010 under Nº CVM/SRE/DEB/2010/005.

The public distribution of the Debentures of the Second Series was duly registered at the CVM on March 02, 2010 under Nº CVM/SRE/DEB/2010/006.

Date of Commencement of the Offering: March 03, 2010

Registration of this distribution with the Securities Commission (CVM) has the purpose only of guaranteeing access to the information that will be provided by the Issuer at the request of subscribers at the location mentioned in this Commencement Announcement, and does not imply, on the part of the CVM, guarantee of the truthfulness of the information, nor any judgment as to the quality of the Issuing Company, or about the Promissory Notes to be distributed.

READ THE PROSPECTUS BEFORE ACCEPTING THE OFFER

10.                                                                                 Market Announcement, Notice of Redemption of Commercial Promissory Notes of the Third Issue, Cemig Geração e Transmissão S.A., March 3, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Registered with the CVM — CVM Nº 02032-0

CNPJ 06.981.176/0001-58 — NIRE 0623221310098

Av. Barbacena 1200, 12th floor, B1 Wing, Santo Agostinho

30190-131 Belo Horizonte, Minas Gerais, Brazil

NOTICE OF REDEMPTION

OF

COMMERCIAL PROMISSORY NOTES

OF THE THIRD ISSUE

Cemig Geração e Transmissão S.A. (“the Company”) hereby advises holders of the Commercial Promissory Notes in circulation of its third Issue (single series), (“the Note Holders” and “the Notes”), that it will make early redemption of all the Notes in circulation (“Total Early Redemption”), in accordance with item VI of the conditions stated on the Notes, under the heading “Early Redemption”.

Redemption Date:

Subject to the above, the Total Early Redemption will take place, unilaterally, on March 10, 2010 (“the Redemption Date”).

Place of Procedure for Redemption:

On the Redemption Date the Company will make the payment of the Nominal Unit Value of the Notes, augmented by the remuneration specified in item 1 of the said conditions, under the heading “Remuneration”, calculated pro rata temporis from the Issue Date, that is to say, October 30, 2009, up to the said Redemption Date (“the Payment”).

To those Note Holders linked to the NOTA (Commercial Notes) Module (“Nota”) of Cetip – the  Organized Over-the Counter Assets Market (“Cetip”), the payment will be made using the procedures adopted by Cetip under code number CEGE09100, and these holders should have their Notes in the “Owned and unencumbered” status on the Redemption Date.

For Note Holders not linked to Nota, payment will be made through the mandated bank, Banco Bradesco S.A.

Belo Horizonte, March 3, 2010.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

11.                                                                                 Summary of Principal Decisions of the 478th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 3, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 478th meeting, held on March 03, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1. Presentation: Activities of CEMIGTelecom.

12.                                                                                 Summary of Principal Decisions of the 101st Meeting of the Board of Directors, Cemig Distribuição S.A., March 3, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

Meeting of the Board of Directors:

SUMMARY OF PRINCIPAL DECISIONS

At its 101st meeting, held on March 3, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

•                  Delegation of powers to sign documents in the Chief Trading Officer’s Department.

13.                                                                                 Summary of Principal Decisions of the 107th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 3, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD MEETING

SUMMARY OF PRINCIPAL DECISIONS

At its 107th meeting, held on March 03, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

1.	Delegation of powers to sign documents in the Chief Trading Officer’s Department.

2.	Signing of a Working Agreement with the Minas Gerais State Military Police.

3.	Signing, with the National Electricity System Operator (ONS), of an amendment to a contract for provision of ancillary services.

4.	Revision of the Restructuring of the Rio de Pedras Small Hydro Plant (PCH) Project.

5.	Signing of an amendment to a Shareholders’ Agreement relating to the process of stockholding reorganization associated with the acquisition of Terna Participações S.A.

14.                                 Market Announcement, Notice of Completion of Public Distribution of Non-Convertible Unsecured Debentures, Cemig Geração e Transmissão S.A.

This announcement is for information only, and is not an offer of securities for sale.

ANNOUNCEMENT OF COMPLETION OF PUBLIC DISTRIBUTION OF NON-CONVERTIBLE, UNSECURED DEBENTURES, OF THE SECOND ISSUE BY

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Registered with the CVM – CVM Nº 02032-0

CNPJ Nº: 06.981.176/0001-58 – NIRE: 0623221310098

Av. Barbacena 1200, 12th floor, B1 Wing, Santo Agostinho

30190-131 Belo Horizonte, Minas Gerais

ISIN Code of the First Series: BRCMGTDBS021

ISIN Code of the Second Series: BRCMGTDBS039

Risk rating: Aa.1.br – Moody’s Latin America

MANAGERS

BB – BANCO DE INVESTIMENTO S.A. IS THE LEAD MANAGER

CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“the Issuer” or “the Company”), BB – BANCO DE INVESTIMENTO S.A. (“BBBI” or “the Lead Manager”), CAIXA ECONÔMICA FEDERAL (“CAIXA”), HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. (a “HSBC”), BANCO VOTORANTIM S.A. (“Votorantim”), BES INVESTIMENTO DO BRASIL S.A. – BANCO DE INVESTIMENTO (“BESI”) and BANCO BTG PACTUAL S.A., formerly named Banco UBS Pactual S.A. (“BTG Pactual”, and when referred to jointly with the Lead Manager, CAIXA, HSBC, Votorantim and BESI, “the Managers”), hereby announce to the public, in accordance with CVM Instruction 400 of December 29, 2003, as amended, completion of the public distribution (“the Offering” or “the Issue”) of 270,000 (two hundred and seventy thousand) non-convertible, nominal, book-entry, unsecured debentures, in two series, being 156,600 (one hundred fiftysix thousand six hundred) debentures of the first series and 113,400 (one hundred thirteen four hundred) debentures of the second series, of the Issuer’s second issue, with nominal unit value of R$ 10,000.00 (ten thousand Reais) on the Issue Date (“the Debentures”), making a total value of:

R$ 2,700,000,000.00

The Issue was approved in meetings of the Board of Directors of the Company held on July 23, August 27 and December 1, 2009 (“the Board Meetings”), the minutes of which were duly filed with the Commercial Board of the State of Minas Gerais (“JUCEMG”) on September 3, September 8, and December 23, 2009, under numbers 4189606, 4191508 and 4268369, having been published, the first two on September 9, 2009 and the latter on January 15, 2010, in the Official Gazette of the State of Minas Gerais, and in the newspapers “Valor Econômico – National Edition” and “O Tempo”. The final rate used for calculation of the remuneratory interest of the first series and the final rate used for calculation of the remuneratory interest of the second series, ascertained by the procedure of bookbuilding, and the quantity of Debentures allocated to the first series of the Issue and the quantity of Debentures allocated to the second series of the Issue, were ratified through the “First Amendment to the Private Deed of the Second Issue of Nonconvertible, unsecured Debentures by Cemig Geração e Transmissão S.A., in two Series, for Public Distribution”, registered with JUCEMG on February 25, 2010, under No ED.000.070-8/001, and in the Notaries’ Offices for Registry of Securities and Documents of Rio de Janeiro and Belo Horizonte.

This table gives the final data on the distribution of the Offering:

	Debentures of the First Series			Debentures of the Second Series
			Subscription			Subscription
Type of Subscribers		Debentures	value		Debentures	value
of the Debentures	Subscribers	subscribed	(R$)	Subscribers	subscribed	(R$)
Individuals	2	160	1,620,494.40	19	475	4,868,213.25

Investment clubs	0	0	0	0	0	0
Investment funds	186	131,488	1,331,722,297,92	37	47,459	486,401,121.33

Private Pension Plan entities	3	911	9,226,689.99	17	45,176	463,002,951.12
Insurance companies	0	0	0	1	882	9,039,503.34

Non-Brazilian investors	0	0	0	0	0	0
Intermediary Institutions participating in the distribution consortium	0	0	0	1	50	512,443.50
Financial institutions linked to the Issuer and/or to the participants in the distribution consortium	0	0	0	1	200	2,049,774.00
Other financial institutions	4	24,038	243,459,027.42	2	17,110	175,358,165.70
Other legal entities linked to the Issuer and/or to the distribution consortium participants	0	0	0	0	0	0
Other legal entities	1	3	30,384.27	4	2,048	20,989,685.76

Partners, managers, employees, attorneys-in-fact and other persons related to the Issuer and/or to the consortium participants	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	196	156,600	1,586,058,894.00	82	113,400	1,162,221,858.00

The Debentures were Registered for (a) distribution in the primary market through the SDT — Securities Distribution Module, managed and operated by Cetip S.A. – Organized Over-the-counter Market in Assets and Derivatives (“Cetip”); and (b) trading in the secondary market through (i) the SND – National Debentures Module, managed and operated by Cetip, with trades settled and the Debentures held in custody by Cetip; and (ii) the BovespaFix system, managed and operated by BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (“the BM&FBovespa”), with trades settled and the Debentures held in custody by BM&FBovespa.

The public distribution of the Debentures of the First Series was duly registered at the CVM on March 2, 2010 under Nº CVM/SRE/DEB/2010/005.

The public distribution of the Debentures of the Second Series was duly registered at the CVM on March 2, 2010 under Nº CVM/SRE/DEB/2010/006.

FIDUCIARY AGENT OF THE DEBENTURES

Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A.

Avenida das Américas 500, Block 13, Suite 205, Barra da Tijuca,

CEP 22640-100 – Rio de Janeiro – RJ

MANDATED BANK FOR THE DEBENTURES

Banco Bradesco S.A.

Cidade de Deus, s/nº, Vila Yara

06029-900 Osasco, SP, Brazil

CNPJ nº 60.746.948/0001-12